June 30, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read item 77-K of Form N-SAR dated June 30, 2016 of the Strategy Shares and are in agreement with the statements contained in the Change in Independent Registered Public Accounting Firm letter therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


Very truly yours,

/s/ Ernst & Young LLP